Exhibit 99.5
Asia Pacific Wire & Cable Corporation Limited
Room B 7/Fl., No. 132, Sec. 3, Min-sheng East Road, Taipei, 105, Taiwan, ROC
Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE
July 23, 2008

Contacts:
Ling Yun Wu	Michael Mandelbaum
Asia Pacific Wire & Cable	Mandelbaum Partners
(886) 2-2712-2558	(310) 785-0810
ASIA PACIFIC WIRE & CABLE ANNOUNCES RECORD DATE FOR ITS
UPCOMING ANNUAL GENERAL MEETING
NEW YORK, NY – July 23, 2008 – Asia Pacific Wire & Cable Corporation Limited (OTCBB: AWRCF) (the “Company”) announced a record date of July 28, 2008 for its upcoming annual general meeting which will be held on Monday, September 8, 2008 at 9:00 p.m. (Taipei time) / 9:00 a.m. (New York time).
All shareholders as of the record date are invited to attend the meeting and vote their shares. Teleconference access will be provided for shareholders not wishing to attend the annual general meeting in person. Further details concerning the upcoming annual general meeting, including a formal notice, agenda and proxy statement, will be delivered to shareholders of the Company in the near future in accordance with the Company’s bye-laws and Bermuda law. It is the Company’s intention that all shareholders of record as of the record date will receive a formal notice, agenda and proxy statement; however, the Company would like to remind each shareholder of their obligation to ensure that the address they have on record with the Company registrar or with their broker-dealer is correct.
The matters to be considered at the annual general meeting shall include (i) the election of directors, (ii) an increase in the Company’s share capital and (iii) the confirmation of the appointment of auditors for the 2008 fiscal year.
About Asia Pacific Wire & Cable
Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region. For more information please visit: www.apwcc.com
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Except for statements of historical facts, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.